EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-170597) of TransGlobe Energy Corporation of our reports dated March 17, 2022, relating to the consolidated financial statements, and the effectiveness of TransGlobe Energy Corporation’s internal control over financial reporting, which appear in this Annual Report on Form 40-F.

/s/ BDO Canada LLP

Chartered Professional Accountants

Calgary, Canada

March 17, 2022